
07001077


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
210
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 09952

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fagenson & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Blanche LaLima (212) 422-1993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kandel & Company
(Name – *if individual, state last, first, middle name*)

100 Crossways Park West (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B Fagenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fagenson & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts: Debit $0 Credit $3,553,107



Signature

President

Title



Notary Public

PHILIP B. PIGNATO
NOTARY PUBLIC, State of New York
No. 01PI5063678
Qualified in Kings County
Commission Expires July 29, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent Auditors Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAGENSON & CO., INC.

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2006

KANDEL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
100 CROSSWAYS PARK WEST - SUITE 210
WOODBURY, NEW YORK 11797
(516) 496-9195
FAX (516) 364-3186

Board of Directors
Fagenson & Co., Inc.

We have audited the accompanying statement of financial condition of Fagenson & Co., Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fagenson & Co., Inc. on December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Kandel & Company
Certified Public Accountants

Woodbury, New York
February 21, 2007

FAGENSON & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2006

ASSETS

Cash	951,872
Cash segregated under federal regulations	100,000
Receivable from brokers - dealers & clearing organizations	1,411,575
Securities borrowed	1,113,240
Receivable from customers	6,444,343
Marketable securities owned, at market value	5,532,842
Fixed assets, at cost, less accumulated depreciation of $33,780	73,932
Other investments	2,036,610
Other assets, including deferred tax asset of $1,458,584	1,974,519
Total Assets	$ 19,638,933

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Short-term bank loans	10,000
Payable to brokers - dealers & clearing organizations	44,914
Payable to customers	4,353,270
Payable to non-customers	3,553,107
Securities sold, not yet purchased-at market value	12,830
Accounts payable, accrued expenses and other liabilities, including deferred taxes of $294,491	1,036,411
	9,010,532
Commitments and contingent liabilities	
Subordinated borrowings	4,000,000
Total Liabilities	13,010,532
STOCKHOLDERS' EQUITY	
Capital stock	50,000
Paid-in capital	20,419
Retained earnings	6,557,982
Total Stockholders' Equity	6,628,401
Total Liabilities and Stockholders' Equity	19,638,933

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions	4,103,839	
Operating and investments gains - net	1,865,497	
Interest & dividend income	141,987	
		6,111,323
EXPENSES		
Employee compensation and benefits	3,482,206	
Seat and exchange expenses	1,301,038	
Taxes, other than income taxes	359,180	
Other operating expenses	1,969,430	
		7,111,854
Loss before income tax benefit		(1,000,531)
Income tax benefit - net		426,057
Net Loss		(574,474)

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital Stock Common	Additional Paid-in Capital	Retained Earnings
Balance at January 1, 2006	50,000	20,419	7,132,456
Net loss	0	0	(574,474)
Balance at December 31, 2006	50,000	20,419	6,557,982

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated borrowings at January 1, 2006	3,000,000
Decreases:	
Repayment of subordinated notes	0
Increases:	
Issuance of subordinated notes	1,000,000
Subordinated borrowings at December 31, 2006	4,000,000

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net loss		(574,474)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	15,220	
Deferred income taxes	(441,701)	
Unrealized profits on investments	(219,947)	
Realized loss on investments	50,547	
Realized gain on investment	(16,246)	
Change in assets and liabilities:		
Decrease in segregated cash	200,000	
Increase in receivable from broker - dealers	(1,032,240)	
Decrease in securities borrowed	230,202	
Decrease in receivable from customers	1,174,359	
Decrease in receivable from non-customers	73,629	
Decrease in other assets	403,078	
Increase in bank loans	5,000	
Increase in payable to broker - dealers	7,609	
Increase in payable to customers	526,313	
Increase in securities sold, not yet purchased	12,470	
Increase in payable to non-customers	3,553,005	
Decrease in other payables	(262,106)	4,279,192
Net cash provided by operating activities		3,704,718
Cash Flows from Investing Activities:		
Purchase of marketable securities	(4,524,742)	
Purchase of other investments	(144,000)	
Purchase of equipment	(67,224)	
Sale of other investments	212,750	
Net cash used in investing activities		(4,523,216)
Cash Flows from Financing Activities:		
Increase in subordinated borrowings	1,000,000	
Net cash provided by financing activities		1,000,000
Net increase in cash		181,502
Cash at beginning of year		770,370
Cash at end of year		951,872
Supplemental cash flow disclosures:		
Income tax payments for the year were		13,769
Interest expense		139,095

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1 - Organization And Nature Of Business:

The Company is a retail broker-dealer and clearing firm on the New York Stock Exchange registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Rhode Island Corporation.

2 - Significant Accounting Policies:

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities and options transactions are reported on a settlement date basis, which are generally three business days after trade date. Related commission income and expenses, immaterial to this statement, are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities for investments are valued at market value, and securities and other investments not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. With respect to securities borrowed or loaned, the Company advances or receives collateral in the form of cash or other collateral in an amount equal to the fair market value of the securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Deferred income tax assets and liabilities arise from operating loss carry-forwards, other carry-forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry-forwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. At December 31, 2006, these carry-forwards resulted in a future tax benefit of approximately $ 1,458,584. Additionally, at December 31, 2006, the Company had unrealized gains which could result in a future tax liability of $ 294,491.

Property and equipment are stated at cost. Depreciation of property and equipment is recorded on a straight-line basis using the estimated useful lives of the related property and equipment. Nominal capital expenditures for office equipment are expensed when purchased.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

3 - Cash And Securities Segregated Under Federal And Other Regulations:

Cash of $ 50,000 has been segregated in a special reserve bank account for the exclusive benefit of customers, pursuant to Rule 15c3-3 of the Securities and Exchange Commission. Cash of $50,000 has been segregated as a PAIB deposit in a special reserve bank account.

4 - Receivable From And Payable To Broker-Dealers And Clearing Organizations:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2006, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	169	5,855
Receivable from/payable to clearing brokers and organizations	1,411,406	39,059
	1,411,575	44,914

The Company clears certain of its proprietary and customer transactions through another broker-dealer on an omnibus basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company. As these amounts are short term in nature, their carrying amount is a reasonable estimate of fair value.

5 - Receivable From And Payable to Customers:

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. As these amounts are short term in nature, their carrying amount is a reasonable estimate of fair value.

6 - Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned consist of investment securities at quoted market values, as illustrated below.

	Owned	Sold Not Yet Purchased
Corporate equities	917,366	12,830
Money Funds	4,615,476	0
	5,532,842	12,830

7 - Bank Loans:

Short-term bank loans bear interest at a fluctuating rate based on the broker's call rate. The loans are fully collateralized by marketable securities of both the Company and its customers. As these borrowings generally bear market rates of interest, their carrying amount is a reasonable estimate of their fair value.

FAGENSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED DECEMBER 31, 2006

8 – Subordinated Borrowings

The borrowing under a subordination agreement at December 31, 2006, is as follows:

Subordinated Note, 1.5%, due September 30, 2007	3,000,000
Subordinated Note, 4.8%, due January 19, 2008	1,000,000

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As this liability carry's a market rate of interest, the carrying amount is a reasonable estimate of fair value.

9 – Financial Instruments And Concentration Of Credit Risk:

Statement of Financial Accounting Standards No. 105 ("SFAS 105) establishes requirements to disclose information about financial instruments with off-balance-sheet risk and to disclose information about concentrations of credit risk for all financial instruments. Credit risk, as defined by SFAS 105, represents the maximum potential loss the Company faces due to possible non-performance by obligors and counter-parties of the terms of their contracts. Market risk represents the potential loss the Company faces due to the decrease in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company is engaged in various trading and brokerage activities whose counter-parties consist of registered broker-dealers, banks, and other financial institutions transacting business on a fully disclosed or omnibus basis. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

Balances at financial institutions in excess of FDIC insurance coverage totaled $ 1,293,560.

10 - Commitments and Contingent Liabilities:

In 2001 the Company signed a ten-year non-cancelable operating lease for office space, expiring March 31, 2010. The minimum annual aggregate lease payments (excluding expense and escalation clauses) for the years ended December 31, are as follows:

2007	755,011
2008	755,011
2009	755,011
2010	188,751
	2,453,784

The lease contains additional rent clauses for real estate taxes and certain operating costs incurred by the landlord.

The Company has commitments under sub-tenant agreements for approximately thirty eight percent (38%) of the above rentals.

11 - Capital Stock:

The authorized, issued, and outstanding shares of capital stock at December 31, 2006 were as follows:

Common stock, $100 par value; authorized 3,000 shares, issued and outstanding 500 shares.

12 - Income Taxes:

The current and deferred portions of the income tax benefit included in the statement of operations as determined in accordance with FASB Statement No. 109 are as follows:

	Current	Deferred	Total
Federal	0	(259,895)	(259,895)
State & local	15,644	(181,806)	(166,162)
	15,644	(441,701)	(426,057)

A reconciliation of the difference between the expected income tax benefit computed at the U.S. statutory income tax rate and the Company's income tax benefit is shown in the following table:

Expected income tax benefit at U.S. statutory rate @ 34%	340,180
The effect of:	
Non-deductible expenses	(10,200)
Increase due to State & local taxes, net of U.S. Federal tax effects	96,077
Income tax benefit	426,057

13 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $ 1,500,000 or 2 percent of aggregate debit balances arising from customer transactions as defined. At December 31, 2006 the Company had net capital of $6,540,501, which was 108.67% percent of aggregate debit balances and $5,040,501 in excess of, required net capital.

14 – PAIB Deposit Requirement:

In accordance with the Securities and Exchange Commission's requirements, Fagenson & Co., Inc., has made a computation for a reserve requirement for proprietary accounts of introducing firms. As of December 31, 2006, Fagenson & Co., Inc. had no deposit requirement, but cash of $ 50,000 has been segregated in a special reserve bank account.

15 – Annual Report

The most recent annual audit of Fagenson & Co., Inc., pursuant to Rule 17a-5, is available for examination at its office at 60 Broad Street, New York, NY 10004 and the Regional Office of the Securities and Exchange Commission, 233 Broadway, New York, NY 10279.

FAGENSON & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE I

Net Capital		
Total stockholders' equity qualified for net capital		6,628,401
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		4,000,000
		10,628,401
Deductions and/or charges		
A. Non-allowable assets:		
Receivable from customers, unsecured	3	
Investments, not readily marketable	2,036,610	
Fixed assets - net	73,932	
Other assets	1,707,089	
		3,817,634
Net capital before haircuts on securities positions		6,810,767
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) :		
A. Trading and investment securities		
1. U.S. Government obligations	0	
2. Corporate obligations	0	
3. Stocks and warrants	138,612	
4. Other securities	92,310	
5. Undue concentration	39,344	270,266
Net capital		6,540,501

FAGENSON & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGES COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE I (Continued)

Computation of Alternative Net Capital Requirement

2% of combined aggregate debit items as shown in the formula for reserve requirement pursuant to rule 15c3-3 prepared as of date of net capital computation.		120,369
Minimum dollar net capital requirement		1,500,000
Excess net capital		5,040,501
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirements		4,740,501

Reconciliation with Company's Computation

Net capital, as reported in Company's Part II (Unaudited) Focus report		6,410,872
Net audit adjustments	120,260	
Non-allowable assets	9,240	
Haircuts on securities	129	129,629
Net capital as above		6,540,501

FAGENSON & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE II

Credit Balances:

Free credit balances and other credit balances in customers' security accounts.	4,353,270
Monies borrowed collateralized by securities carried for the accounts of customers.	349,409
Customers' securities failed to receive.	23,608
Credit balances in firm accounts attributrible to principal sales to customers	5,550
Market value of securities and credits in all suspense accounts over 30 days.	16,705
Total credit items	4,748,542

Debit Balances:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	4,479,159
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers securities failed to deliver.	1,098,240
Failed to deliver of customers' securities not older than 30 calendar days.	96,660
Margin required and on deposit with the Options Clearing Corporation for all option contracts.	344,409
Aggregate debit items	6,018,468
Less: 3% required deduction	(180,554)
Total debit items	5,837,914

FAGENSON & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE II (Continued)

Reserve Computation

Excess of total debits over credits	1,0893,723
Amount held on deposit in Reserve Bank Account (incl secs.)	50,000
Amount of deposit (or withdrawal)	0
New amount in Reserve Bank Account(s) after deposit	50,000

There is no material difference from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2006 and the excess as per this computation.

FAGENSON & CO., INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE III

1. - Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under rule 15c3-3.	- 0 -
A. Number of items	- 0 -
2. - Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	- 0 -
A. Number of items	- 0 -

KANDEL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
100 CROSSWAYS PARK WEST - SUITE 210
WOODBURY, NEW YORK 11797
(516) 496-9195
FAX (516) 364-3186

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Fagenson & Co., Inc.

In planning and performing our audit of the financial statements of Fagenson & Co., Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and the reserve required by Rule 15c3-3 (e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Kandel & Company
Certified Public Accountants

Woodbury, New York
February 21, 2007

FAGENSON & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

The statement of financial condition of the most recent annual audit report pursuant to Rule 17a-5 and supplemental report on internal accounting control as defined in Rule 17a-5(c)(3) are available for inspection and copying at the principle office of the Company, 60 Broad Street, New York, NY, and the principle and regional office of the Securities and Exchange Commission in Washington, D.C. and New York, NY.



Robert B. Fagenson
President



Michael Stynes
C.F.O.

END